Mail Stop 4561

March 6, 2008

Philip L. Hawkins
518 17th Street, Suite 1700
Denver, Colorado 80202

> **Re:** **DCT Industrial Trust Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007,**
> **and September 30, 2007**
> **File No. 001-33201**

Dear Mr. Hawkins:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant